SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2010
DIVISION OF MARKET REGULATION

SEC 10029178 ISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-51622 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCH Enterprises, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

690 W. Northfield Drive, Suite 100
(No. and Street)

Brownsburg, IN 46112
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Heinekamp (317)852-8184
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Somerset CPA's
(Name – *if individual, state last, first, middle name*)

3925 River Crossing Parkway, Third Indianapolis, IN 46240
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Steven C. Heinekamp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCH Enterprises, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Kimberly J. Denny

Notary Public

Kimberly J. Denny
Notary Public
Hendricks County, IN
My Comm Exp: 10/28/2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SCH ENTERPRISES, INC.
## Financial Statements
## Year Ended December 31, 2009

## SCH ENTERPRISES, INC.

## TABLE OF CONTENTS

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

## Independent Auditors' Report

**To the Board of Directors**
**SCH ENTERPRISES, INC.**
**Indianapolis, Indiana**

We have audited the accompanying statement of financial condition of SCH ENTERPRISES, INC., as of December 31, 2009, and the related statements of income, comprehensive income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial condition of SCH ENTERPRISES, INC., as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Somerset CPAs PC

February 23, 2010

**SCH ENTERPRISES, INC.**
**Statement of Financial Condition**
**December 31, 2009**

## Assets

| | | |
|---|---|---|
| **Current Assets** | | |
| Cash and cash equivalents | $ | 11,030 |
| Certificate of deposit | | 8,000 |
| Commissions receivable | | 7,283 |
| Prepaid expenses | | 2,005 |
| Total Current Assets | | 28,318 |
| **Other Assets** | | |
| Marketable securities | | 7,928 |
| Total Assets | $ | 36,246 |

## Liabilities and Shareholders' Equity

| | | |
|---|---|---|
| **Current Liabilities** | | |
| Accrued expenses and other current liabilities | $ | 2,375 |
| Total Current Liabilities | | 2,375 |
| **Shareholders' Equity** | | |
| Common stock | | 9,500 |
| Retained earnings | | 21,043 |
| Accumulated other comprehensive income | | 3,328 |
| Total Shareholders' Equity | | 33,871 |
| Total Liabilities and Shareholders' Equity | $ | 36,246 |

See accompanying notes.

# SCH ENTERPRISES, INC.
## Statement of Income
## For the Year Ended December 31, 2009

| | |
|---|---|
| Revenues | |
| Commission income | $ 364,949 |
| Interest income | 351 |
| Total Revenues | 365,300 |
| Expenses | |
| Salaries and wages | 46,786 |
| Auto expenses | 7,781 |
| Professional | 5,065 |
| Rent | 3,600 |
| Travel and entertainment | 3,396 |
| Payroll tax | 3,162 |
| Utilities | 3,108 |
| Insurance | 1,325 |
| Employee benefits | 1,188 |
| Miscellaneous | 872 |
| Office supplies and expense | 785 |
| Total Expenses | 77,068 |
| **Net Income** | $ 288,232 |

See accompanying notes.

# SCH ENTERPRISES, INC.
## Statement of Comprehensive Income
## For the Year Ended December 31, 2009

| | |
|---|---|
| Net Income | $ 288,232 |
| Other Comprehensive Income | |
| Unrealized loss on securities during the year | (1,958) |
| Comprehensive Income | $ 286,274 |

See accompanying notes.

**SCH ENTERPRISES, INC.**
**Statement of Changes in Shareholders' Equity**
**For the Year Ended December 31, 2009**

| | Common Stock | Retained Earnings | Accumulated Other Comprehensive Income | Total Shareholder's Equity |
|---|---|---|---|---|
| **Balance at December 31, 2008, as Previously Reported** | $ 9,500 | $ 13,151 | $ 0 | $ 22,651 |
| Adjustment to record unrealized gain on marketable securities | 0 | 0 | 5,286 | 5,286 |
| Adjustment to record cost basis of marketable securities | 0 | 4,600 | 0 | 4,600 |
| Balance at December 31, 2008, as Restated | 9,500 | 17,751 | 5,286 | 32,537 |
| Net income | 0 | 288,232 | 0 | 288,232 |
| Unrealized loss on marketable securities | 0 | 0 | (1,958) | (1,958) |
| Distributions | 0 | (284,940) | 0 | (284,940) |
| **Balance at December 31, 2009** | $ 9,500 | $ 21,043 | $ 3,328 | $ 33,871 |

See accompanying notes.

**SCH ENTERPRISES, INC.**
**Statement of Cash Flows**
**For the Year Ended December 31, 2009**

| | |
|---|---|
| **Cash Flows from Operating Activities** | |
| Net income | $ 288,232 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Increase in accounts receivable | (6,255) |
| Increase in prepaid expenses | (2,005) |
| Increase in accounts payable and other current liabilities | 132 |
| Net cash provided by operating activities | 280,104 |
| **Cash Flows from Financing Activities** | |
| Shareholders' distributions | (284,940) |
| Net cash used in financing activities | (284,940) |
| **Net Decrease in Cash and Cash Equivalents** | (4,836) |
| Cash and Cash Equivalents, Beginning of Year | 15,866 |
| **Cash and Cash Equivalents, End of Year** | $ 11,030 |

See accompanying notes.

## Note A - Nature of Operations and Summary of Significant Accounting Policies:

### Nature of Operations

SCH Enterprises, Inc. (the Company), was organized and incorporated on April 1, 1999, and is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA), (formerly known as the National Association of Securities Dealers (NASD)), the Securities and Exchange Commission (SEC) and various states within the United States.

### Revenue Recognition

The Company recognizes revenue on its variable annuity, variable life insurance, mutual funds, and direct participation program products when the necessary policy documents have been completed by the customer as well as the premiums associated with the related products have been received by the carrier.

### Method of Accounting

The Company's financial statements are presented on the accrual basis method of accounting. The Company reports its operations on the cash basis method of accounting for income tax reporting purposes.

### Cash Flows

For purposes of the Statements of Cash Flows, the Company considers all highly liquid instruments purchased within three months or less of an instrument's original maturity date to be cash equivalents.

The Company in prior reporting periods had purchased certificates of deposits with a FDIC-insured depository institution. The certificates of deposits are scheduled to mature in July, 2010 and April, 2012. Since the investment period of the certificates of deposits is in excess of three months, they will not be considered a cash equivalent for financial statement purposes.

### Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):**

**Investment in Debt and Marketable Equity Securities**

The Company has an investment in a marketable equity security that is listed and traded on a national exchange.

The Company's investment in marketable equity securities have been classified as available-for-sale and are stated at fair value. Unrealized holding gains and losses are reported in other comprehensive income.

Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income. Realized gains and losses are determined on the basis of average cost of securities sold.

**Fair Value Measurements**

The Company adopted FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements on January 1, 2008, for financial and other assets and liabilities that are carried at fair value on a recurring basis. As permitted, the Company deferred adoption for non-financial assets and liabilities until January 1, 2009.

ASC 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (or exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

The fair value hierarchy input levels are as follows:

- Level 1 - Quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.
- Level 2 - Observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, or quoted market prices for identical or similar assets or liabilities in markets that are not active.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

## Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

### Fair Value Measurements (Continued)

As of December 31, 2009, the Company held certain financial assets that are required to be measured at fair value on a recurring basis. The following table presents information on these assets as well as the fair value hierarchy used to determine their fair value:

| | Level 1: Quoted Prices in Active Markets for Identical Assets | Level 2: Significant Other Observable Inputs | Level 3: Significant Unobservable Inputs | Total Fair Value at December 31, 2009 |
|---|---|---|---|---|
| Marketable securities | $ 7,928 | $ 0 | $ 0 | $ 7,928 |
| Certificates of deposit | 0 | 8,000 | 0 | 8,000 |
| Total Assets | $ 7,928 | $ 8,000 | $ 0 | $ 15,928 |

The carrying value for these assets approximates their fair value at December 31, 2009.

### Recently Issued Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles (a replacement of FASB Statement No. 162) ("SFAS 168"). ASC SFAS 168 establishes the FASB Accounting Standards Codification ("Codification") as the single source of authoritative GAAP. The Codification does not create any new GAAP standards but incorporates existing accounting and reporting standards into a new topical structure. The Codification was effective for the Company July 1, 2009, and beginning with this report, a new referencing system will be used to identify authoritative accounting standards, replacing the existing references to SFAS, EITF, FSP, etc. Existing standards will be designated by their Accounting Standards Codification ("ASC") topical reference and new standards will be designated as Accounting Standards Updates, with a year and assigned sequence number

## Note B - Investment in Marketable Equity Securities:

The following is a summary of the Company's investment in available-for-sale securities at December 31, 2009:

| Investment | Aggregate Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Marketable equity securities | $ 4,600 | $ 3,328 | $ 0 | $ 7,928 |

**Note C - Income Taxes:**

The Company, with the consent of its shareholders, has elected to be treated as an S Corporation for tax purposes. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Effective January 1, 2009, authoritative accounting standards require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interest as incurred in its statement of operations, which totaled $0 for December 31, 2009.

The Company's federal and various state income tax returns for 2006 through 2009 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

**Note D - Common Stock:**

The Company has one class of common stock that has equal rights, preferences, qualifications, limitations and restrictions.

The following summarizes the Company's shares of common stock at December 31, 2009:

| | |
|---|---|
| Authorized | 1,000 |
| Issued | 250 |
| Outstanding | 250 |

**Note E - Related Party Transactions:**

The Company utilizes office space of a related party and, accordingly, incurred expenses paid to these parties amounted to approximately $3,600 for the year ended December 31, 2009, see Note F for a further description of the related party transactions.

**Note F - Operating Leases:**

The Company has a shared obligation with an entity related by common ownership under an operating lease with a separate entity related by common ownership for its office facilities. The three year lease term began on January 1, 2009, and provides for $14,400 in total shared annual cost with the related entity. The lease term expires December 31, 2011. Rent expense paid by the Company during 2009 was $3,600 whereas the related entity paid the remaining $10,800 in rent expense due under the lease agreement.

### Note G - Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The Company places its cash and cash equivalents with a single financial institution. At times, such amounts may be in excess of the FDIC insured limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its commissions receivable credit risk exposure is limited.

### Note H - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company is $5,000. At December 31, 2009, the Company's net capital was $30,677 which was $25,677 in excess of its minimum net capital requirement.

### Note I - Statements of Changes in Liabilities Subordinated to Claims of General Creditors:

For the year ended December 31, 2009, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

### Note J - Management Evaluation of Subsequent Events:

The Company has evaluated subsequent events through February 23, 2010, the date on which the financial statements were available to be issued.

### Note K - Prior Period Adjustment:

An adjustment was recorded by the Company in order to record marketable securities held by the Company during the prior year. The prior year retained earnings has been increased by the amount of $4,600 to include the cost basis of the marketable securities held by the Company as of December 31, 2008. Additionally the Company recorded an adjustment to accumulated other comprehensive income in the amount of $5,286 which represents the unrealized gain on the marketable securities as of December 31, 2008.

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

# Independent Auditors' Report on the Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

**To the Board of Directors**
**SCH ENTERPRISES, INC.**
**Brownsburg, Indiana**

Our report on our audit of the 2009 basic financial statements of SCH ENTERPRISES, INC., appears on page 1. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Somerset CPAs PC

February 23, 2010

## SCH ENTERPRISES, INC.
## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
## As of December 31, 2009

**Net Capital**

| | | |
|---|---|---|
| Total Shareholder's Equity | $ | 33,871 |
| Ownership Equity not Allowable for Net Capital | | 0 |
| Total Shareholders' Equity Qualified for Net Capital | | 33,871 |
| Total Non-allowable Assets | | (2,005) |
| Haircuts on Securities | | (1,189) |
| Net Capital | $ | 30,677 |

**Aggregate Indebtedness**

| | | |
|---|---|---|
| Items Included in Statement of Financial Condition | | |
| Accrued expenses and other current liabilities | $ | 2,375 |
| Total Aggregate Indebtedness | $ | 2,375 |

**Computation of Basic Net Capital Requirement**

| | | |
|---|---|---|
| Minimum Net Capital Required | $ | 5,000 |
| Excess Net Capital | $ | 25,677 |
| Excess Net Capital at 1000% | $ | 30,440 |
| Ratio: Aggregate Indebtedness to Net Capital | | 0.77 to 1 |

**Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2008)**

| | | |
|---|---|---|
| Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report | $ | 30,677 |
| Net Capital per Above | $ | 30,677 |

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

## Independent Auditors' Report

**To the Board of Directors**
**SCH Enterprises, Inc.**
**Indianapolis, Indiana**

In planning and performing our audit of the financial statements of SCH ENTERPRISES, INC., (the Company) for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3-(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Somerset CPAs PC

February 23, 2010

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com